

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

> **Re: RSE Archive, LLC**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted July 15, 2019**
> **CIK No. 0001768126**

Dear Mr. Bruno:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted July 15, 2019

Exclusive jurisdiction; waiver of jury trial, page 74

1. We note your revised disclosures in response to our prior comment 2. It is not clear from your disclosure whether your exclusive forum provision applies to clams under the Securities Act of 1933. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations under it.

2. Please revise to state, if true, that the jury waiver provision is not intended to apply to claims under the U.S. federal securities laws. If the provision does apply to claims under

the U.S. federal securities laws, please clearly disclose this in your filing and, if true, that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also revise your related risk factor as well.

 You may contact Scott M. Anderegg, Staff Attorney at 202-551-3342 or Mara L. Ransom, Assistant Director at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products